FEDERATED HERMES INTERMEDIATE MUNICIPAL TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 23, 2022

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES INTERMEDIATE MUNICIPAL TRUST (the “Registrant”) Delaying Amendment for the Registrant’s Registration Statement on Form N-14 File No. 333-268050

Dear Ms. Rowland:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of Federated Hermes Michigan Intermediate Municipal Fund (a portfolio of Federated Hermes Municipal Securities Income Trust) into Federated Hermes Intermediate Municipal Fund (a portfolio of the Registrant) as presented in the following table:

Reorganizing Fund	Surviving Fund
Federated Hermes Michigan Intermediate Municipal Fund	Federated Hermes Intermediate Municipal Fund
Class A Shares	Class A Shares
Institutional Shares	Institutional Shares

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2022 (Accession No. 0001623632-22-001362).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Pittsburgh and the State of Pennsylvania, on the 23rd day of November, 2022.

If you have any questions regarding the enclosed, please do not hesitate to contact Leslie Petrone at (724) 720-8840 or by email at Leslie.Petrone@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera

George F. Magera
Assistant Secretary